

Mail Stop 4561

September 11, 2017

Dev Ittycheria
Chief Executive Officer
MongoDB, Inc.
229 W 43rd Street, 5th Floor
New York, NY 10036

>   **Re: MongoDB, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted August 31, 2017**
>   **CIK No. 0001441816**

Dear Mr. Ittycheria:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Customers, page 95

1.   Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you. For example, if the customers listed on page 95 are among the 265 customers of yours that have $100,000 or greater in ARR, please so indicate.

Customer Case Studies, page 95

2.   Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base.

Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Babak Yaghmaie, Esq.
        Cooley LLP